

January 17, 2012

<u>Via E-mail</u>
Donald T. Grimes
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, Michigan 49351

> **Re: Wolverine World Wide, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed March 2, 2011**
> **File No. 001-06024**

Dear Mr. Grimes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining